Exhibit 99.6

To Our Shareholders

The second quarter of fiscal 2015 is highlighted by continued progress toward the completion of enrolment for our Phase 2 studies of both neuropsychiatric drug candidate ELND005 and diabetes drug candidate TT401 (LY2944876). During the quarter, there were also multiple ELND005 presentations of data from the study in bipolar subjects, Down syndrome individuals as well as results from an NDA enabling QT study.

Pipeline Review

ELND005 Neuropsychiatric Drug Candidate

As there has not been a drug approved for Alzheimer’s disease (“AD”) since 2003, the United States Food and Drug Administration (“FDA”) is open to working with industry to help advance options for patients and their families. Recently, treating the neuropsychiatric symptoms of AD has gained momentum as a new avenue to bring AD therapeutics to patients. From an ELND005 perspective, the FDA has been very supportive in the development of this drug candidate, including granting ELND005 “Fast Track” designation for treatment of neuropsychiatric symptoms associated with AD.

The end of calendar 2014 further shone a light of focus on therapies targeting agitation and aggression for Alzheimer’s disease (“AD”). In September 2014, Avanir Pharmaceuticals announced positive results from a 10-week Phase 2 study of its drug candidate AVP-923. To the AD research community these results provided confirmation that the patient population and endpoints for agitation and aggression clinical studies can demonstrate statistical benefit over a short treatment period. A presentation at the Clinical Trials in Alzheimer’s Disease conference in November 2014 compared the baseline populations between the Avanir study and the ELND005 Phase 2 study, showing that the patient populations are similar in their level of agitation/aggression and cognitive abilities. From an investor viewpoint, there was additional focus on Avanir, as Otsuka Pharmaceuticals from Japan agreed to acquire Avanir for approximately US$3.4 billion following their Phase 2 agitation study results.

After review of data from other agitation and aggression studies, including the Avanir and Citalopram studies, the Transition Therapeutics Ireland Limited (“TTIL”) clinical development team re-evaluated the sample size necessary for the Phase 2 study. The result of this analysis is that a sample size of 300-320 patients will provide sufficient statistical power to show treatment benefit of ELND005 over placebo. Accordingly, TTIL has informed the FDA of the revised sample size and enrolment is expected to be completed in February of 2015.

The fiscal second quarter of 2015 also saw the presentation of results from the completed study in Down syndrome and the terminated study in bipolar type 1 patients. In each study, ELND005 demonstrated an acceptable safety and tolerability profile. Further, each study showed some encouraging and consistent signs of improvement in neuropsychiatric measures. In the Down Syndrome study, there were numerical improvements of the Neuropsychiatric Inventory (“NPI”) in 7 of 8 study subjects receiving 250mg BID of ELND005 compared to only 1 of 7 study subjects in the placebo and low dose ELND005 groups. For the bipolar study, there were numerical differences in the number of mood re-occurrences, the study’s primary efficacy endpoint, favouring ELND005 over placebo.

In addition to these studies, three clinical studies necessary for the filing of a New Drug Application (“NDA”) with the FDA have also been completed. Transition announced the results of the cardiac QT prolongation clinical study of ELND005 in November 2014. This study showed that ELND005 did not prolong the QT interval. This is an important finding as ELND005 targets an elderly population that can have multiple co-morbidities, and differentiates ELND005 from anti-psychotics and anti-depressants that may carry an increased risk for QT prolongation, arrhythmias and sudden death. Transition plans to announce the results from the other two studies, a renal clearance study and ADME study, in the near future.

TT401 (LY2944876) Diabetes Drug Candidate

We are very pleased with the effort and commitment of our development partner Lilly in the performance of the TT401 Phase 2 study in 375 type 2 diabetes patients. In December 2014, Lilly informed Transition that 70% of the study enrolment had been completed. This progress is ahead of the original enrolment timeline and is a credit to Lilly’s development team leadership and execution.

While there has been progress in the TT401 Phase 2 study, there has also been important developments in the GLP-1 (Glucagon-Like-Peptide-1) single agonist therapeutic market. Revenue from GLP-1 single agonist drugs continue to grow at a consistent pace. Into the future, acceleration of revenue growth in this area may come from new therapies with improved product profiles. The last 12 months have seen two such new products, namely: the regulatory approval of a new once-weekly GLP-1 single agonist for diabetes and of a daily treatment of a higher dose GLP-1 single agonist for obesity. This expansion of the role of GLP-1 single agonists grows the opportunity for next generational diabetes therapies to provide benefit for diabetic and obese individuals. GLP-1 dual agonists, such as TT401 which has activity on both the GLP-1 and glucagon receptors, have the potential to be one such class of next generation therapies.

The design of the TT401 Phase 2 study evaluates multiple doses of TT401 and includes an active comparator group, extended release exenatide. This comparison will provide informative commercial guidance to benchmark the effect of TT401 on both the blood-glucose regulation and weight-loss. These data will also guide the next stage of clinical studies to advance TT401 toward regulatory approval. With the current pace of Phase 2 study enrolment, the release of study data remains on track for calendar Q4 2015.

Outlook

Looking ahead, calendar 2015 looks to be the most important year in the history of our Company with Phase 2 efficacy results expected with two separate drug candidates, each targeting major disease indications. For ELND005, the TTIL development team is solely focused on the execution and completion of the current Phase 2 study. In parallel with these efforts, there is active planning for Phase 3 activities to support a confirmatory pivotal study following the results of the current Phase 2 study. As enrollment of the ongoing ELND005 Phase 2 study is expected to be completed in February 2015, the release of study results is expected in mid-2015. For TT401 (LY2944876), our development partner Lilly continues their work on the Phase 2 study in type 2 diabetes subjects. The completion of enrolment for this study is expected in the first half of 2015, with study results planned for calendar Q4 2015. Taking a longer view, the Company is also working with potential licensing partners to identify and de-risk pharmaceuticals assets to potentially expand its development pipeline.

We appreciate the continued support of our shareholders and look forward to providing an update on the progress of these programs in the coming year.

Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.